SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Yatra Online, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G98338109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98338109	13G	Page 2 of 14

1.	NAMES OF REPORTING PERSONS Apple Orange LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 1,644,774
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 1,644,774
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,774*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.77%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Represents (x) (i) 401,000 Ordinary Shares and (ii) 1,215,744 Class F Shares, par value $0.0001 per share, of the Issuer (the “Class F Shares”) convertible into 1,215,744 Ordinary Shares held directly by Apple Orange LLC and (y) 28,030 Class F Shares convertible into 28,030 Ordinary Shares held by Terrapin Partners Green Employee Partnership LLC (“Terrapin Green”). Apple Orange LLC is the sole managing member of Terrapin Green and has sole voting and dispositive control over the securities held by Terrapin Green. Apple Orange LLC disclaims beneficial ownership of such securities except to the extent of its respective pecuniary interest therein. Percent of class represented is based on 58,132,574 Ordinary Shares outstanding as of March 31, 2022, as reported on the Issuer's Form 20-F, filed with the Securities and Exchange Commission on August 1, 2022 and 1,215,744 Class F Shares convertible into 1,215,744 Ordinary Shares.

CUSIP No. G98338109	13G	Page 3 of 14

1.	NAMES OF REPORTING PERSONS Terrapin Partners Green Employee Partnership, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 28,030
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 28,030
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,030*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.05%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Represents Class F Shares convertible into 28,030 Ordinary Shares. Percent of class represented is based on 58,132,574 Ordinary Shares outstanding as of March 31, 2022, as reported on the Issuer's Form 20-F, filed with the Securities and Exchange Commission on August 1, 2022 and 28,030 Class F Shares convertible into 28,030 Ordinary Shares.

CUSIP No. G98338109	13G	Page 4 of 14

1.	NAMES OF REPORTING PERSONS Terrapin Partners Employee Partnership 3, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 422,668
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 422,668
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,668*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.72%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Represents 422,668 Class F Shares convertible into 422,668 Ordinary Shares. Percent of class represented is based on 58,132,574 Ordinary Shares outstanding as of March 31, 2022, as reported on the Issuer's Form 20-F, filed with the Securities and Exchange Commission on August 1, 2022 and 422,668 Class F Shares convertible into 422,668 Ordinary Shares.

CUSIP No. G98338109	13G	Page 5 of 14

1.	NAMES OF REPORTING PERSONS Leight Family 1998 Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 1,107,500
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 1,107,500
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,107,500*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.91%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Represents (i) 557,500 Ordinary Shares held by the Leight Family 1998 Irrevocable Trust (the “Trust”) and (ii) 550,000 Ordinary Shares held by Argyle Investors LLC (“Argyle”). The Trust is the sole managing member of Argyle and has sole voting and dispositive control over the securities held by Argyle. The Trust disclaims beneficial ownership of such securities except to the extent of its respective pecuniary interest therein. Percent of class represented is based on 58,132,574 Ordinary Shares outstanding as of March 31, 2022, as reported on the Issuer's Form 20-F, filed with the Securities and Exchange Commission on August 1, 2022.

CUSIP No. G98338109	13G	Page 6 of 14

1.	NAMES OF REPORTING PERSONS Argyle Investors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 550,000
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 550,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.95%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The Trust is the sole managing member of Argyle and has sole voting and dispositive control over the securities held by Argyle. The Trust disclaims beneficial ownership of such securities except to the extent of its respective pecuniary interests therein. Percent of class represented is based on 58,132,574 Ordinary Shares outstanding as of March 31, 2022, as reported on the Issuer's Form 20-F, filed with the Securities and Exchange Commission on August 1, 2022.

CUSIP No. G98338109	13G	Page 7 of 14

1.	NAMES OF REPORTING PERSONS Candlemaker Partners LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 327,000
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 327,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.56%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Percent of class represented is based on 58,132,574 Ordinary Shares outstanding as of March 31, 2022, as reported on the Issuer's Form 20-F, filed with the Securities and Exchange Commission on August 1, 2022.

CUSIP No. G98338109	13G	Page 8 of 14

1.	NAMES OF REPORTING PERSONS We Deserve Better, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 158,500
	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 158,500
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.27%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Percent of class represented is based on 58,132,574 Ordinary Shares outstanding as of March 31, 2022, as reported on the Issuer's Form 20-F, filed with the Securities and Exchange Commission on August 1, 2022.

CUSIP No. G98338109	13G	Page 9 of 14

1.	NAMES OF REPORTING PERSONS Nathan Leight
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 2,572,942
	6.	SHARED VOTING POWER 1,107,500
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 2,572,942
	8.	SHARED DISPOSITIVE POWER 1,107,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,680,442*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.15%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Represents (i) 401,000 Ordinary Shares held by Apple Orange LLC; (ii) 1,215,744 Class F Shares held by Apple Orange LLC convertible into 1,215,744 Ordinary Shares; (iii) 28,030 Class F Shares held by Terrapin Green convertible into 28,030 Ordinary Shares; (iv) 422,668 Class F Shares held by Terrapin Partners Employee Partnership 3, LLC (“Terrapin Employee Partnership”) convertible into 422,668 Ordinary Shares; (v) 557,500 Ordinary Shares held by the Trust; (vi) 550,000 Ordinary Shares held by Argyle; (vii) 327,000 Ordinary Shares held by Candlemaker; (viii) 158,500 Ordinary Shares held by We Deserve Better, LLC; and (x) 20,000 Ordinary Shares held directly by Nathan Leight. Mr. Leight is the sole managing member of (a) Apple Orange LLC, which is the sole managing member of Terrapin Green, (b) Candlemaker Management LLC, which is the general partner of Candlemaker, (c) We Deserve Better, LLC, and (d) Terrapin Employee Partnership and Mr. Leight has sole voting and dispositive control over securities held by Apple Orange LLC, Candlemaker, We Deserve Better, LLC, Terrapin Green, and Terrapin Employee Partnership. Mr. Leight’s children are the beneficiaries of the Trust and his wife is the trustee. The Trust is the sole managing member of Argyle and has sole voting and dispositive control over the securities held by Argyle. Mr. Leight may be deemed the beneficial owner of the securities held by Apple Orange LLC, Terrapin Green, Terrapin Employee Partnership, the Trust, Argyle, Candlemaker, and We Deserve Better, LLC. Mr. Leight disclaims beneficial ownership of such securities except to the extent of his respective pecuniary interest therein. Percent of class represented is based on 58,132,574 Ordinary Shares, outstanding and 1,666,442 Class F Shares convertible into 1,666,442 Ordinary Shares.

CUSIP No. G98338109	13G	Page 10 of 14

Item 1(a).	Name of Issuer:

Yatra Online, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector 20, Gurugram 122008, Haryana, India

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Apple Orange LLC

(ii)	Terrapin Partners Green Employee Partnership, LLC

(iii)	Terrapin Partners Employee Partnership 3, LLC

(iv)	Leight Family 1998 Irrevocable Trust

(v)	Argyle Investors LLC

(vi)	Candlemaker Partners LLLP

(vii)	We Deserve Better, LLC

(viii)	Nathan Leight

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 3725 Leafy Way, Miami, Florida 33133.

Item 2(c).	Citizenship:

(i)	Apple Orange LLC is a limited liability company formed in the State of Delaware.

(ii)	Terrapin Partners Green Employee Partnership, LLC is a limited liability company formed in the State of Delaware.

(iii)	Terrapin Partners Employee Partnership 3, LLC is a limited liability company formed in the State of Delaware.

(iv)	Leight Family 1998 Irrevocable Trust is a trust organized under the laws of the State of New York.

(v)	Argyle Investors LLC is a limited liability company formed in the State of Delaware.

(vi)	Candlemaker Partners LLLP is a limited liability limited partnership organized under the laws of the State of Florida.

(vii)	We Deserve Better, LLC is a limited liability company formed in the State of Florida.

(viii)	Nathan Leight is a citizen of the United States.

CUSIP No. G98338109	13G	Page 11 of 14

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”).*

*	Ordinary Shares is the class of securities of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. Certain of the Reporting Persons own Class F Shares, par value $0.0001 per share, of the Issuer convertible into Ordinary Shares (the “Class F Shares”), which may be exercised or converted, as applicable, within 60 days of the date hereof.

Item 2(e).	CUSIP Number:

G98338109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

Not Applicable.

CUSIP No. G98338109	13G	Page 12 of 14

Item 4.	Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Apple Orange LLC may be deemed to beneficially own an aggregate of 1,644,774 Ordinary Shares, including 1,215,774 Class F Shares convertible into 1,215,774 Ordinary Shares, which includes securities owned by Terrapin Partners Green Employee Partnership, LLC, representing 2.77% of the total Ordinary Shares. Terrapin Partners Green Employee Partnership, LLC owns 28,030 Class F Shares convertible into 28,030 Ordinary Shares, representing 0.05% of the total Ordinary Shares issued and outstanding. Terrapin Partners Employee Partnership 3, LLC owns 422,668 Class F Shares convertible into 422,668 Ordinary Shares, representing 0.72% of the total Ordinary Shares. The Leight Family 1998 Irrevocable Trust (the “Trust”) may be deemed to beneficially own an aggregate of 1,107,500 Ordinary Shares, including the securities owned by Argyle Investors LLC, representing 1.91% of the total Ordinary Shares. Argyle Investors LLC owns 550,000 Ordinary Shares, representing 0.95% of the total Ordinary Shares issued and outstanding. Candlemaker Partners LLLP owns 327,000 Ordinary Shares, representing 0.56% of the total Ordinary Shares issued and outstanding. We Deserve Better, LLC owns 158,500 Ordinary Shares, representing 0.27% of the total Ordinary Shares issued and outstanding. Nathan Leight may be deemed to beneficially own an aggregate of 3,680,442 Ordinary Shares, including 1,666,442 Class F Shares, convertible into 1,666,442 Ordinary Shares, representing 6.15% of the total Ordinary Shares. Percent of class represented is based on 58,132,574 Ordinary Shares outstanding as of March 31, 2022, as reported on the Issuer's Form 20-F, filed with the Securities and Exchange Commission on August 1, 2022 in addition to Class F Shares deemed beneficially owned by each Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Nathan Leight’s wife is the trustee of the Trust and has the power to direct the proceeds from the sale of securities owned by the Trust. The Trust beneficially owns an aggregate of 1,107,500 Ordinary Shares, representing 1.91% of the total Ordinary Shares issued and outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. G98338109	13G	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

APPLE ORANGE LLC

By:	/s/ Nathan Leight
	Name:	Nathan Leight
	Title:	Managing Member

TERRAPIN PARTNERS GREEN EMPLOYEE PARTNERSHIP, LLC

By:	Apple Orange LLC

By:	/s/ Nathan Leight
	Name:	Nathan Leight
	Title:	Managing Member

TERRAPIN PARTNERS EMPLOYEE PARTNERSHIP 3, LLC

By:	/s/ Nathan Leight
	Name:	Nathan Leight
	Title:	Managing Member

LEIGHT FAMILY 1998 IRREVOCABLE TRUST

By:	/s/ Elizabeth Leight
	Name:	Elizabeth Leight
	Title:	Trustee

ARGYLE INVESTORS LLC

By:	Leight Family 1998 Irrevocable Trust, its Managing Member

By:	/s/ Elizabeth Leight
	Name:	Elizabeth Leight
	Title:	Trustee

CUSIP No. G98338109	13G	Page 14 of 14

CANDLEMAKER PARTNERS LLLP

By: Candlemaker Management LLC, its General Partner

By:	/s/ Nathan Leight
	Name:	Nathan Leight
	Title:	Managing Member

WE DESERVE BETTER LLC

By:	/s/ Nathan Leight
	Name:	Nathan Leight
	Title:	Managing Member

NATHAN LEIGHT

/s/ Nathan Leight
Nathan Leight

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18. U.S.C. 1001).